A-Power Energy Generation Systems Ltd. to Hold Annual General Meeting of
Shareholders in Shenyang on Wednesday, October 27, 2010

Shenyang, China, October 5, 2010 – A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) (“A-Power” or the “Company”), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today announced that it will hold its 2010 annual general meeting of shareholders at the Company’s offices at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021, at 9 a.m. Beijing time on Wednesday, October 27, 2010, or 9 p.m. Eastern Daylight Time on Tuesday, October 26, 2010. The shareholder record date is Monday, September 20, 2010.

A-Power has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2009, with the U.S. Securities and Exchange Commission (the “SEC”). A-Power’s Form 20-F can be accessed on the Investor Relations section of the Company’s Website at http://apowerenergy.investorroom.com/index.php?s=127 as well as on the SEC’s Website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company’s Website at http://investor.apowerenergy.com. Shareholders may request a hard copy of A-Power's Form 20-F for the year ended December 31, 2009 free of charge by making any such requests to the Chief Operating Officer of A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021..

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly DG projects of 25MW to 400MW, A-Power also operates one of the largest wind turbine manufacturing facilities in China and in March 2009, entered into an agreement to establish a partnership with W2E Wind To Energy GmbH to produce wind turbine gearboxes in Shenyang, Liaoning Province.  It also acquired Evatech, a designer and manufacturer of industrial equipment for amorphous-silicon (a-Si) photovoltaic (PV) panels, in 2010.

In addition to the establishment of strategic relationships with the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com .

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may", "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

For more information, please contact:

A-Power Energy Generation Systems
John S. Lin
Chief Operating Officer
Email: john@apowerenergy.com

ICR, LLC.
Mr. Bill Zima
Phone: +1-203-682-8233
Email: Bill.zima@icrinc.com